Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2013
Earnings:
(Loss) income from continuing operations before (benefit) provision for income taxes	$(813)	$(107)	$(63)	$164	$88	$161
Add:
Fixed charges, net of capitalized interest	277	288	279	271	504	260
Total earnings available for fixed charges	(536)	181	216	435	592	421
Fixed charges (1):
Interest expense, net	174	226	255	228	512	236
Add back interest income, which is netted in interest expense	6	1	1	1	2	—
Add back gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	41	20	(28)	(5)	(72)	(2)
Interest expense—subordinated convertible debentures, net	9	(4)	8	7	4	3
Capitalized interest	1	1	—	—	—	—
Interest component of rent expense	47	45	43	40	58	23
Fixed charges	$278	$289	$279	$271	$504	$260
Ratio of earnings to fixed charges	—(2)(3)	— (2)	— (2)	1.6x	1.2x	1.6x

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(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

(2)
Due to our losses for the years ended December 31, 2010, 2009 and 2008, the ratio coverage was less than 1:1 for these years. We would have had to have generated additional earnings of $63, $108 and $814 for the years ended December 31, 2010, 2009 and 2008, respectively, to have achieved coverage ratios of 1:1.

(3)
The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.